UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

XCORPOREAL, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

98400P104
(CUSIP Number)

John C. Kirkland, Esq.
DREIER STEIN KAHAN BROWNE WOODS GEORGE LLP
1620 26th Street, 6th Floor, North Tower
Santa Monica, CA 90404
(424) 202-6050
(Name, Address and Telephone Number of Person Authorized
To Receive Notices and Communications)

October 12, 2007

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d1(e), (f) or (g), check the following box: ❑

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1.	NAME OF REPORTING PERSON

Consolidated National, LLC

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

IRS No.: 20-2666957
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ❑
(b) ❑
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO - See Item 3
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) ❑ or 2(e) ❑

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER

9,400,000
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

9,400,000
	10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,400,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:

❑
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

65.5%*
14.	TYPE OF REPORTING PERSON

OO - Limited Liability Company

*Applicable percentage ownership based upon 14,351,491 shares of common stock issued and outstanding as reported on Issuer’s Form 10-QSB filed on November 13, 2007.

1.	NAME OF REPORTING PERSON

Terren S. Peizer

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

IRS No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ❑
(b) ❑
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO - See Item 3
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) ❑ or 2(e) ❑

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER

10,100,000*
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

10,100,000*
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,100,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:

❑
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

70.4%**
14.	TYPE OF REPORTING PERSON

IN

*Includes 9,400,000 shares held of record by Consolidated National, LLC, of which Mr. Peizer is the sole managing member. Also includes 700,000 shares subject to options which vest 20% per year from the date of original grant.

**Applicable percentage ownership based upon 14,351,491 shares of common stock issued and outstanding as reported on Issuer’s Form 10-QSB filed on November 13, 2007.

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.0001 per share, of Xcorporeal, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 11150 Santa Monica Boulevard, Suite 340, Los Angeles, California 90025.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)       This Schedule 13D is being filed jointly by Consolidated National, LLC, a California limited liability company (“Consolidated”), and Terren S. Peizer, a citizen of the United States of America (“Mr. Peizer”). Consolidated and Mr. Peizer are sometimes collectively referred to as the “Reporting Persons”.

(b)-(c)       Mr. Peizer is the Executive Chairman of the Board of Directors of the Issuer, and is the sole member of Consolidated which provides investment capital to companies. The business address of the Reporting Persons is c/o Terren S. Peizer, 11150 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025.

(d)       During the past five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the past five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

Consolidated received its shares from the Issuer pursuant to a Merger Agreement, dated August 10, 2007, in exchange for its shares of the corporation now known as Xcorporeal Operations, Inc.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons intend to hold the securities for investment purposes. Mr. Peizer is a director of the Issuer, and as such influences control over the Issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)       The aggregate number and percentage of shares of common stock to which this Schedule 13D relates is 10,100,000 shares of common stock of the Issuer, representing approximately 70.4% of the shares of common stock of the Issuer outstanding. Consolidated directly beneficially owns 9,400,000 of such shares. The remaining 700,000 of such shares are subject to options granted by the Issuer to Mr. Peizer which vest 20% per year from the date of original grant. As the sole member of Consolidated, Mr. Peizer may also be deemed to have indirect beneficial ownership of the 9,400,000 shares of common stock directly beneficially owned by Consolidated.

(b)       Consolidated, which is owned and controlled by Mr. Peizer, has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of common stock reported as beneficially owned by Consolidated in Item 5(a) above. Upon exercise of the options granted by Issuer to Mr. Peizer described in Item 5(a) above, Mr. Peizer shall have the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of common stock resulting from Mr. Peizer’s exercise of such options.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.
None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008	CONSOLIDATED NATIONAL, LLC

	By:	/s/ Terren S. Peizer
Name: Terren S. Peizer
Title: Managing Member

Dated: February 14, 2008	By:	/s/ Terren S. Peizer
By: Terren S. Peizer